

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

Via E-mail
Mr. Renato Dela Rama
Chief Financial Officer
Cemtrex, Inc.
19 Engineers Lane
Farmingdale, New York 11735

Re: Cemtrex, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed December 29, 2014
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed January 16, 2014
File No. 000-53238

Dear Mr. Dela Rama:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief